Exhibit 99.2

RRSAT’S SHLOMI IZKOVITZ NAMED 2010 PROMISE AWARD RECIPIENT
BY THE SOCIETY OF SATELLITE PROFESSIONALS INTERNATIONAL

Hawley, PA – October 1, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, has announced that Shlomi Izkovitz, was awarded the 2010 Promise Award by the Society of Satellite Professionals International (SSPI).

The Promise Awards recognize the potential of young satellite professionals to play a leadership role in the industry. This is the awards fifth year and will be presented at a special dinner during Satellite Week in New York City.

Shlomi Izkovitz is currently Deputy Vice President of Sales. He has initiated, structured and expanded innovative cooperative business ventures with numerous satellite operators and teleports worldwide and expanded RRsat's presence in new and challenging markets. He was also instrumental in establishing new satellite relay stations in Europe that expanded RRsat's Global Network and has enabled the company to deliver more content, to more locations worldwide than almost any global delivery network.

“Each year we get the pleasure of honoring four professionals who are making a significant difference within their companies and the industry as a whole. The 2010 honorees have distinguished themselves as the next generation of leaders in satellite communications and the industries it serves," said Robert Bell, SSPI Executive Director.

“Shlomi’s energetic, insightful, open-minded, and excellent listening skills have always been clear within RRsat,” said Lior Rival, Vice President, Sales and Marketing of RRsat. “I can think of no one more deserving of such an award; we are extremely proud of his accomplishments.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

About SSPI
The Society of Satellite Professionals International is a nonprofit member-benefit society that serves satellite professionals throughout their working lives.  With chapters in the Americas, the Middle East, Europe and Asia, SSPI works to attract new talent to the industry, helps satellite professionals advance in their careers, works to increase the professional standing of members and honors extraordinary achievement by satellite professionals and the companies they work for.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, including the growth of the market for religious content and programming, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.